

April 21, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: *Form 1 Amendment*

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 10:00 a.m. on 04/21/26

Enclosures

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 04/21/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   433 W Van Buren Steet
   Chicago, Illinois 60607

   26000190

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
   (312) 786-5600   (312)-786-7138
   (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
   Laura Dickman   Associate General Counsel   Cboe EDGX Exchange, Inc.   (312) 786-7572
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Patrick Sexton
   433 W Van Buren Street
   Chicago, Il. 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation ____ Sole Partnership ____ Partnership
   ____ Limited Liability Company ____ Other (specify): ____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7 EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: ____04/21/26____   Cboe EDGX Exchange, Inc.
      (MM/DD/YY)   (Name of Applicant)
By: _____ [signature executed at 10:00 a.m. on 04/21/26   Laura Dickman, Associate General Counsel
   (Signature)   (Printed Name and Title)
Subscribed and sworn before me this _21st_ day of _April_, _2026_ by _____
                                         (Month)   (Year)   (Notary Public)
My Commission expires _8-6-28_   County of _Cook_   State of _Illinois_

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

EXHIBIT C – Amendment as of April 21, 2026

Summary of changes made to Exhibit C:

- For Cboe Bats, LLC, Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe BYX Exchange, Inc., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe BZX Exchange, Inc., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe C2 Exchange, Inc., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe Exchange, Inc., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe EDGA Exchange, Inc., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe EDGX Exchange, Inc., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe Futures Exchange, LLC., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe SEF, LLC., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:	Title:	Commencement of Term Date:		
Andrew Bevers	Vice President, Head of Derivatives Account Coverage	02/10/26		
Kristin Boyd	Senior Vice President, Global Head of Derivative Sales and Distribution	02/10/26		
Kevin Carrai	Senior Vice President, Global Head of Market Data and Access Services	02/10/26		
Brittany Carter	Vice President, Corporate Strategy	02/10/26		
Cole Chmielewski	Vice President, Operations	02/10/26		

Bo Chung		Senior Vice President, Global Head of Sales and Index Licensing		02/10/26		
William Ciabattoni		Vice President, Product Management		02/10/26		
Jeff Connell		Senior Vice President, Deputy Chief Regulatory Officer		02/10/26		
Laura Dickman		Vice President, Associate General Counsel		02/10/26		
Craig Donohue		Chief Executive Officer and President		05/20/25 08/12/25 - Title Change 02/10/26		
Meaghan Dugan		Senior Vice President, Head of US Derivatives		03/01/25 10/21/25 - Title Change 02/10/26		
James Enstrom		Senior Vice President, Chief Audit Officer		02/10/26		
Angelo Evangelou		Senior Vice President, Public Policy		02/10/26		
Stephanie Foley		Executive Vice President, Chief Human Resources Officer		02/10/26		
Jennifer Fuentes		Senior Vice President, Chief Compliance Officer		03/01/25 – Change in Title 10/21/25 - Title Change 02/10/26		
Todd Furney		Senior Vice President, Chief Risk Officer		02/10/26		
Megan Goett		Senior Vice President, Chief Marketing Officer		02/10/26		
Jennifer Golding		Vice President, Associate General Counsel, Chief Litigation Officer		02/10/26		

Jill Griebenow	Executive Vice President, Chief Financial Officer , Treasurer	02/10/26		
Casie Harris	Vice President, Controller	02/10/26		
John Hiatt	Vice President, Cboe Labs	02/10/26		
Robert Hocking	Senior Vice President, Head of Product Innovation ----------------------------- Executive Vice President, Global Head of Derivatives	03/01/24 – 04/30/25 ----------------------------- 02/10/26		
Gregory Hoogasian	Executive Vice President, Chief Regulatory Officer	02/10/26		
Matthew Iwamaye	Vice President, Associate General Counsel, Equities	02/10/26		
Scott Johnston	Executive Vice President, Chief Operating Officer	03/07/26		
Steven Jorgensen	Vice President, Head of Derivatives Sales – European & Middle East Clients	02/10/26		
JJ Kinahan	Senior Vice President, Head of Retail Expansion and Alternative Investment Products	02/10/26		
Jennifer Lamie	Vice President, Chief Regulatory Advisor	02/10/26		
Stephanie Lara	Senior Vice President, Deputy Chief Regulatory Officer	02/10/26		
Benjamin Lawson	Vice President, Chief Information Security Officer	02/10/26		

Tim Lipscomb		Executive Vice President, Chief Technology Officer		03/01/25 – Change in Title 02/10/26		
Marc Magrini		Vice President, Administration		02/10/26		
Scott Manziano		Vice President, Sales Operations		02/10/26		
Sarah McDowell		Vice President, Chief Enforcement Counsel		02/10/26		
Brian McElligott		Senior Vice President, Head of Data Vantage		02/10/26		
Kathleen Mikulak		Vice President, Regulation		02/10/26		
Guy Miller		Senior Vice President, Chief Legal Officer – North American Securities		02/10/26		
Emily Mitchell		Senior Vice President, Tax		02/10/26		
Anthony Montesano		Vice President, Market Structure		02/10/26		
Jordan Newmark		Vice President, Associate General Counsel		02/10/26		
Dennis O'Callahan		Vice President, Cboe Labs		02/10/26		
Dan Overmyer		Vice President, Options Regulation		02/10/26		
Hemang Patel		Vice President, Project Management		02/10/26		
Arthur Reinstein		Senior Vice President and Deputy General Counsel		02/10/26		
Stephanie Renner		Senior Vice President, Finance		02/10/26		
Patrick Sexton		Executive Vice President, General Counsel and Corporate Secretary		02/10/26		

Steven Sinclair	Vice President, Software Engineering		02/10/26		
Nicholas Still	Vice President, Data Protection Officer		02/10/26		
Oliver Sung	Senior Vice President, North American Cash Equities		03/01/25 – Change in Title 02/10/26		
Alexandra Szakats	Vice President, Cboe Options Institute		02/10/26		
Hatice Unal	Senior Vice President, Infrastructure		02/10/26		
Joacim Wiklander	President & CEO of Cboe Canada | Head of Global Listings		02/10/26		
Allen Wilkinson	Senior Vice President, Chief Accounting Officer		02/10/26		
Clinton Wolf	Vice President, Operations		02/10/26		
Omarr Woodhouse	Vice President, Operations Support Center		02/10/26		
Troy Yeazel	Senior Vice President, Global Operations		02/10/26		
Former Officers					
Name:					
Catherine Clay	Executive Vice President, Global Head of Derivatives		03/01/24		09/30/25
Gary Compton	Vice President, Communications		02/10/26		03/31/26
Stacie Fleming	Senior Vice President, Communications		02/10/26		04/20/26
Dave Howson	President		03/01/24		08/01/25

Chris Isaacson	Executive Vice President, Chief Operating Officer		02/10/26		03/06/26
Adam Inzirillo	Executive Vice President, Global Head of Data and Access Solutions		03/01/24		09/05/25
Eileen Smith	Senior Vice President, Data and Analytics		02/10/26		03/03/26
Natan Tiefenbrun	Senior Vice President, President North American and European Equities		7/17/24		02/11/26
Fredric Tomczyk	Chief Executive Officer		03/01/24		05/07/25

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors					
Name		Classification(s)		Last Appointment Date:	Termination Date:
Bruce Andrews		Director		09/12/25	
Gilbert Bassett		Director		09/12/25	
Craig Donohue		Director		08/12/25[1]	
Ananda Radhakrishnan		Director		09/12/25	
Miguel Rivera		Director		09/12/25	
David Roscoe		Director		09/12/25	
Hillary Sale		Director		09/12/25	
Scott Wagner		Director		09/12/25	

---

[1] The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.

Former Directors				
Name:		Title:	Appointment Date:	Termination/ Change Position Date:
Dave Howson		Director	08/13/24	08/01/25
Kevin Murphy		Director	08/13/24	11/13/25

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe